SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on November 5, 2026, with respect to the Changes to Organizational Structure and Executive and Senior Professional/Senior Management Employee Positions.

II.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on November 5, 2026, with respect to the registrant’s results of operations for the second quarter of FY2027 ended September 30, 2026.

III.	English translations of the second quarter of FY2027 Presentation Documents, as filed by the registrant with the Tokyo Stock Exchange on November 5, 2026.

IV.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on November 5, 2026, with respect to the Notice Concerning Partial Amendment to the Matters Relating to the Repurchase of Shares, Repurchase of Shares and Tender Offer for Own Shares, and Partial Amendment to the Matters Relating to the Retirement of Treasury Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Yoshihide Moriyama
	Name:	Yoshihide Moriyama
	Title:	General Manager,
Capital Strategy & Affiliated Companies Finance Division

Date: November 5, 2026